Donald T. Locke, Attorney at Law

10505 Byrum Woods Drive

Raleigh, NC 27613

Email: donlocke2244@gmail.com

Cell: (919) 264-4081

June 7, 2023

By Edgar and Email – ParkKi@SEC.GOV; NicholsonKe@SEC.GOV

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attn: Kibum Park

 Kenisha Nicholson

Re: Norhart Invest LLC (the “Company”) Revised Response to SEC Comments on Amendment No. 3 to Offering Statement on Form 1-A Filed May 25, 2023; File No. 024-12163

Dear Mr. Park and Ms. Nicholson:

We are submitting this letter on behalf of our client, Norhart Invest LLC (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated June 6, 2023 (the “Comment Letter”) in connection with the Company’s Amendment No. 3 to Offering Statement on Form 1-A, as submitted to the SEC on May 25, 2023 (the “Offering Circular Amendment”).

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have their respective meanings given to such terms in the Offering Circular Amendment. All page number references in the Company’s responses are to page numbers in the Offering Circular Amendment, which is being refiled concurrently with this response.

Amendment No. 3 to Offering Statement on Form 1-A filed May 25, 2023

General

1. Please confirm that the company will file a post-qualification amendment for any modifications to the interest rates for Series B Fixed Rate Notes.

Response: The Company will file a post-qualification amendment for any modifications to the interest rates for the Series B Fixed Rate Notes. Clarifying language has been added to the Offering Statement on page 5 and 23.

2. Regarding comment 5, we continue to consider your rollover program.

Response: The Company acknowledges your comment and notes that it plans to commence the offering shortly. We understand this is a comment being delivered to multiple issuers and ask that it not delay the qualification of the Offering Statement.

Risk Factors

Our risk management efforts may not be effective, page 10

3. We reissue comment 6. Please describe in this section the specific risks resulting in the company’s inability to pay all of the Series A “Flexible” Promissory Notes as they are redeemed. For example, disclose whether the investors would be required to wait until the maturity date for redemption if you are unable to pay the Series A “Flexible” Promissory Notes as they are redeemed.

Response: The Company acknowledges the comment and has added disclosure regarding the redemption process for the Promissory Notes. The Company has also added language to the Offering Statement, the Note Purchase Agreement and the Form of Series A “Flexible” Promissory Note to make it clear that the Investor Redemption right is on an “as available” basis and if simultaneous redemption requests are received and the Company does not have sufficient cash on hand to make full payments, redemptions will be on a pro rata basis. See pg. 5, 10, 23 in the Offering Circular and Exhibits 3.1 and 4.1.

Use of Proceeds, page 14

4. While we note your response to comment 8, we were unable to locate any changes to the disclosure in the offering circular, including any changes to the disclosure identified in comment 8. Please also clarify, if true, that the loans acquired from Norhart and other real estate companies are whole loans.

Response: The Company acknowledges the comment and has added changes to the disclosure regarding the purchase of loans from Norhart and other real estate companies. See pg. 1, 6 and 14 of the Offering Circular. The Company intends to only purchase whole loans and will generally be purchasing loans related to projects originated by Norhart and other real estate companies at par value.

Please feel free to contact the undersigned at (919) 264-4081 to discuss any of the above comments or responses.

Sincerely,

/s/ Donald T. Locke
Donald T. Locke

cc:	Tim Libertini
Brian Korn